UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No 1)*

Noble Medical Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

65505Q 10 5

(CUSIP Number)

George Elliott
Kifissias 36 Maroussi
Athens, Greece 151 25
Tel: (003) 0210 684-6943

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

April 9, 2010

(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note:Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 65505Q 10 5

1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

George Elliott

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

British

	7)	SOLE VOTING POWER
NUMBER OF		0
SHARES
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		0
EACH
REPORTING	9)	SOLE DISPOSITIVE POWER
PERSON		0
WITH
	10)	SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
2

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D is being filed with respect to the beneficial ownership of common stock, par value $0.0001, per share (the “Common Stock”), of Noble Medical Technologies, Inc., a Delaware corporation (the “Company” or the “Issuer”). The principal executive office of the Company is located at 2000 Avenue of the Stars, Suite 410, Los Angeles, CA 90067.

Item 2.  Identity and Background.

(a), (c) and (f)

This Amendment No. 1 to Schedule 13D is being filed by George Elliott, an individual, and a British citizen (the “Reporting Person”). Mr. Elliott is the Chairman and Chief Executive Officer of GoldSail Shipping Corporation (“GoldSail”) and beneficial owner of 100% of the voting capital stock of GoldSail and the Principal and Chief Executive Officer of Maistra Ltd. The business address of GoldSail and Maistra Ltd. is Kifissias 36 Maroussi, Athens, Greece 151 25.

(b) The business address of George Elliott is Kifissias 36 Maroussi, Athens, Greece 151 25.

(d)-(e)

During the last five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person entered into an agreement with Trinad Capital Master Fund, Ltd. (“Trinad”), dated as of April 9, 2010, to transfer 3,978,600 shares of Common Stock of the Issuer, previously owned directly by the Reporting Person, to Trinad in exchange of one share of Series B Convertible Preferred Stock of GoldSail (the “Agreement”). The Agreement is filed hereto as Exhibit A and incorporated herein by reference.

Item 4.  Purpose of Transaction.

In connection with the termination of the Agreement and Plan of Merger, dated as of May 5, 2009 (the “Merger Agreement”), by and among the Issuer, GoldSail and Noble Merger Corp., a wholly-owned subsidiary of GoldSail, and because certain closing conditions of the Merger Agreement have not been satisfied, the Reporting Person has entered into the Agreement to transfer all of his previously owned Common Stock of the Issuer to Trinad in exchange of one share of Series B Convertible Preferred Stock of GoldSail.

Effective upon the closing of the Agreement, Mr. Elliott resigned as (i) the sole director of the board of directors of the Issuer, and (ii) the Chief Executive Officer, President and Secretary of the Issuer.
.
Item 5.  Interest in Securities of the Issuer.

(a)           The Reporting Person has no beneficial ownership in the Common Stock of the Issuer.

(b)           The Reporting Person has no beneficial ownership in the Common Stock of the Issuer.

(c)           Except as described above, the Reporting Person has not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)           As of April 9, 2010, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock of the Issuer.
3

Item 6.   Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Other than the relationships mentioned above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person named in Item 2 hereof and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits.

Exhibit A: Agreement, dated April 9, 2010.

4

SIGNATURES

            After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 15, 2010

By:	/s/ George Elliott
George Elliott, an individual

5

Exhibit A
AGREEMENT

April 9, 2010

Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 1650
Los Angeles, CA 90067

Dear Mr. Ellin:

Reference is hereby made to that certain Letter Agreement by and among George Elliott (“Elliott”), Trinad Capital Master Fund, Ltd., (“Trinad”) and ANAXMAR Segregated Portfolio, dated April 28, 2009 (the “Letter Agreement”), whereby, among other things, Elliott has been given the option to pay the Trinad Fee and satisfy in full his obligations to Trinad under the Letter Agreement by returning the NBLM Shares to Trinad, provided that Trinad shall have returned to Elliott the stock certificate evidencing the Series B Preferred Stock (with the appropriate stock powers).  This agreement confirms that Elliott has elected to assign and transfer to Trinad the NBLM Shares owned by Elliott to fully satisfy his obligations to Trinad under the Letter Agreement and that Trinad in return hereby assigns and transfers to Elliott the Series B Preferred Stock, on the terms and conditions set forth herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Letter Agreement.

1.
Transfer of NBLM Shares. By executing this agreement and delivering the stock certificate representing the Noble Shares with the executed stock power in the form attached hereto as Exhibit A (or a Affidavit of Lost Certificate acceptable to Trinad), Elliott hereby assigns and transfers to Trinad 3,978,600 shares of common stock of Noble Medical Technologies, Inc. owned by Elliott.

2.
Transfer of the Series B Preferred  Stock. By executing this agreement and delivering the stock certificate representing the Series B Preferred Stock with the executed stock power in the form attached hereto as Exhibit B, Trinad hereby assigns and transfers to Elliott the Series B Preferred Stock owned by Trinad and any of its investors.

3.
Termination of Letter Agreement. Trinad and Elliott hereby acknowledge and agree that Trinad and Elliott have fully satisfied their obligations to each other under the Letter Agreement and that the Letter Agreement has no further force or effect as of the date hereof.

4.
Representations and Warranties of Trinad. Trinad is the owner of the Series B Preferred Stock and has the full legal right, sole power and authority over the disposition of the Series B Preferred Stock.  The Series B Preferred Stock is free and clear of any liens, claims, encumbrances, charges, options or rights of third parties with respect thereto.  The Series B Preferred Stock has not been sold, conveyed, encumbered, hypothecated or otherwise transferred by Trinad except pursuant to this agreement.  Trinad has the legal right to enter into and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder.  This agreement constitutes the valid and binding obligation of Trinad.  The execution, delivery and performance by the Trinad of this agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect Trinad. Trinad is not a party to any agreement, written or oral, creating rights in respect of any of such Series B Preferred Stock in any third party.  Trinad is not a party to any outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the Series B Preferred Stock, and there are no restrictions of any kind on the transfer of any of the Series B Preferred Stock other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act”) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws.

5.
Representations and Warranties of Elliott. Elliott is the owner of the NBLM Shares and has the full legal right, sole power and authority over the disposition of the NBLM Shares.  The NBLM Shares are free and clear of any liens, claims, encumbrances, charges, options or rights of third parties with respect thereto.  The NBLM Shares have not been sold, conveyed, encumbered, hypothecated or otherwise transferred by Elliott except pursuant to this agreement.  Elliott has the legal right to enter into and to consummate the transactions contemplated hereby and otherwise to carry out his obligations hereunder.  This agreement constitutes the valid and binding obligation of Elliott.  The execution, delivery and performance by the Elliott of this agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect Elliott.  Elliott is not a party to any agreement, written or oral, creating rights in respect of any of such NBLM Shares in any third party.  Elliott is not a party to any outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the NBLM Shares, and there are no restrictions of any kind on the transfer of any of the NBLM Shares other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act”) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws.

6.	Miscellaneous.

A.
The terms, provisions and conditions of this agreement are solely for the benefit of the parties hereto and their respective heirs, successors and permitted assigns and no other person or entity shall acquire or have a right by virtue of this agreement.  This agreement may not be assigned by any party without prior written consent of the other parties.

B.
This agreement contains the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and all prior writings and discussions are hereby merged into this agreement.  No provision of this agreement may be waived or amended except in a writing signed by the parties. A waiver or amendment of any term or provision of this agreement shall not be construed as a waiver or amendment of any other term or provision.

C.
Each party represents and warrants that it will comply with all applicable federal and state securities and all other federal, state or local laws, rules and regulations relating hereto and that it shall not circumvent or frustrate the intent of this agreement.

D.
Each party will indemnify, defend and hold harmless the other party from and against all demands, claims, actions or causes of action, assessments, losses, damages, liabilities (whether absolute, accrued, contingent or otherwise), costs and expenses, including, but not limited to, interest, penalties and reasonable attorneys’ fees and expenses (collectively, “Losses”), asserted against, imposed upon or incurred by the other party, directly or indirectly, by reason of or resulting from or relating to the breach of any representation, warranty, covenant contained in this agreement, regardless of whether such Losses arise as a result of the negligence, strict liability or any other liability imposed under any theory of law or equity, or violation of any law by, the indemnifying party.

E.
This agreement may be executed by facsimile signatures and in multiple counterparts, each of which shall be deemed an original. It shall not be necessary that each party executes each counterpart, or that any one counterpart be executed by more than one party so long as each party executes at least one counterpart.

F.
This agreement shall be governed by and constructed under the laws of the State of Delaware without regard to such state’s conflicts of law principles, and may be amended, modified or supplemented only by written instrument executed by parties hereto.

If the foregoing correctly sets forth the entire understanding and agreement between the us, please so indicate by executing this agreement as indicated below and returning an executed copy, whereupon this agreement shall constitute a binding agreement as of the date first above written.

Very truly yours, /s/ George Elliott George Elliott

ACCEPTED AND AGREED TO:

Trinad Capital Master Fund, Ltd.

By: Robert S. Ellin

Name: Robert S. Ellin
Title: Director